Exhibit 1.4

MEDIA RELEASE

April 10, 2013

PLAZACORP RETAIL PROPERTIES LTD. AND KEYREIT FILE OFFER AND TAKE-OVER BID CIRCULAR AND TRUSTEES’ CIRCULAR TO UNITHOLDERS OF KEYREIT

FREDERICTON, NB AND TORONTO, ON - Plazacorp Retail Properties Ltd. (TSXV: PLZ) (“Plazacorp”) announced today that it has filed its take-over bid circular (the “Plazacorp Circular”) in connection with the previously announced friendly offer to acquire 100% of the issued and outstanding trust units (the “Units”) of KEYreit (TSX: KRE.UN) (“KEYreit”) for $8.35 per Unit (the “Plazacorp Offer”).  Under the Plazacorp Offer, KEYreit unitholders will have the option to tender their Units for either $8.35 per Unit in cash, subject to a maximum aggregate cash amount of approximately $62.1 million, 1.7041 common shares of Plazacorp (“Plazacorp Shares”) per Unit or any combination thereof, subject to proration.

KEYreit has also filed its trustees’ circular (the “Trustees’ Circular”), in which the KEYreit Board unanimously recommends that KEYreit unitholders reject the Huntingdon offer, accept the Plazacorp Offer and tender their Units to the Plazacorp Offer.  The Trustees’ Circular is being mailed to unitholders today together with the Plazacorp Circular. As described in the Plazacorp Circular, the Plazacorp Offer expires at 8:00pm (Toronto time) on May 16, 2013, unless otherwise extended or withdrawn.

The Plazacorp Offer represents a premium of approximately 35% to the closing price of the Units on the Toronto Stock Exchange (“TSX”) on January 28, 2013, the last trading day before Huntingdon Capital Corp. (“Huntingdon”) announced its intention to make an unsolicited partial offer for Units.  The Plazacorp Offer is also a significantly more attractive offer than Huntingdon’s unsolicited amended offer of $8.00 per Unit.

All of KEYreit’s trustees and officers have indicated an intention to tender their Units to the Plazacorp Offer, including John Bitove, CEO of KEYreit, who beneficially owns or controls approximately 16.3% of the issued and outstanding Units. In addition, Mr. Bitove has advised that he intends to elect to receive the consideration for his Units tendered under the Plazacorp Offer solely in Plazacorp Shares.  As a result of this, more cash will be available to other KEYreit unitholders under the Plazacorp Offer.  Assuming that all other unitholders elect to tender to the cash alternative under the Plazacorp Offer, unitholders would effectively be entitled to receive approximately $5.00 in cash and 0.6862 of a Plazacorp Share, representing approximately 60% cash consideration for the outstanding Units.  Based on the closing price of the Plazacorp Shares on April 9, 2013 of $4.65, and assuming full proration, this implies an $8.18 per Unit value for KEYreit unitholders under the Plazacorp Offer.

Full details of the Plazacorp Offer are included in the take-over bid circular, which along with the Trustees’ Circular, has been filed on SEDAR and will be available at www.sedar.com.

KEYreit has retained Kingsdale Shareholder Services Inc. (“Kingsdale”) as information agent.  Kingsdale can be contacted by holders of Units at 1-888-518-1562 for (i) requests or further information, (ii) advice or assistance in withdrawing their Units from the Huntingdon offer, or (iii) assistance in tendering Units to the Plazacorp Offer.  Unitholders who have tendered their Units to Huntingdon by submitting a Letter of Transmittal to Huntingdon can withdraw their Units before they have been taken up by Huntingdon by contacting their broker or by sending a written notice of withdrawal to the Canadian Stock Transfer Company Inc. at its office in Toronto, Ontario specified in Huntingdon’s Letter of Transmittal.

ABOUT PLAZACORP

Plazacorp is a mutual fund corporation and is one of Atlantic Canada’s leading retail property owners and developers.  Plazacorp’s current portfolio includes interests in 119 properties totaling 5.2 million square feet and additional lands held for development.  Plazacorp’s properties include a mix of strip plazas, stand-alone small box retail outlets and enclosed shopping centres anchored by approximately 90% national tenants including Shoppers Drug Mart, Dollarama, Staples, Mark’s Work Warehouse, Sobeys, and others.  Our top ten tenants contribute just over 53% of total rent.  Plazacorp is fully internalized, therefore providing shareholders directly with the synergies that come with an internalized management structure.  Plazacorp has proven its strong “value-add” capabilities to develop, redevelop and acquire retail real estate throughout Atlantic Canada, Quebec and Ontario.  Plazacorp has a strong track record of generating growth in distributions, having increased its distributions at least once every year in the last 10 years.  As a result of its capabilities, its performance and its ability to increase dividends, Plazacorp’s share price has also increased significantly since inception.

More information about Plazacorp can be found on our website at www.plaza.ca or at www.sedar.com.

ABOUT KEYreit

KEYreit (TSX: KRE.UN) is Canada’s premier small-box retail property owner with 225 properties in nine provinces across Canada. KEYreit’s properties are well located and geographically diverse across Canada with the majority of all properties containing long-term quadruple net leases.

To find out more about KEYreit (TSX: KRE.UN), visit our website at www.keyreit.com.

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION

This news release contains forward looking statements relating to our operations and the environment in which we operate, which are based on our expectations, estimates, forecasts and projections. These statements are not future guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward looking statements. Readers, therefore, should not place undue reliance on any such forward looking statements. Further, a forward looking statement speaks only as of the date on which such statement is made. We undertake no obligation to publicly update any such statement, to reflect new information or the occurrence of future events or circumstances, except for forward-looking information disclosed in prior disclosures which, in light of intervening events, requires further explanation to avoid being misleading.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION

Visit our website at: www.plaza.ca

Or contact:

Michael Zakuta (President and CEO) at (514) 457-0997 ext #228, or

Floriana Cipollone (Chief Financial Officer) at (416) 848-4583

KEYreit Investor relations, please contact:

Teresa Neto

Chief Financial Officer

416-361-9953

teresa.neto@keyreit.com

KEYreit unitholders, please contact:

Kingsdale Shareholder Services Inc.

1-888-518-1562 toll-free in North America

1-416-867-2272 outside of North America (collect calls accepted)

contactus@kingsdaleshareholder.com